February 22, 2019

Julian Adams, Ph.D.
Chief Executive Officer
Gamida Cell Ltd.
5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel

       Re: Gamida Cell Ltd.
           Draft Registration Statement on Form F-1
           Submitted February 15, 2019
           CIK No. 0001600847

Dear Dr. Adams:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc:    Joshua A. Kaufman, Esq.